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                                                                       EXHIBIT 8



            [On Miller, Hamilton, Snider & Odom, L.L.C. Letterhead]





                                  May 21, 1996




                                                                   Mobile Office



Dothan Federal Savings Bank
1962 West Main Street
Dothan, Alabama 36302

         Re:  Tax Opinion

Gentlemen:


        We have acted as counsel to The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"), in connection with the merger (the "Merger") of Dothan Federal Savings Bank (the "Bank") with and into BancGroup's wholly-owned subsidiary, Colonial Bank ("Colonial Bank"), pursuant to the Agreement and Plan of Merger, dated as of January 22, 1996 (the "Agreement") by and between BancGroup, Colonial Bank and the Bank. This opinion is being rendered to you pursuant to paragraph 8.5 of the Agreement.


         In rendering this opinion, we have relied upon the facts, which are not restated herein, but rather, as they have been presented to us in the Agreement, and in a preliminary joint proxy statement-prospectus of the Bank, Colonial Bank and BancGroup to be filed with the Securities and Exchange Commission. We have assumed, with your consent, that the facts presented to us provide an accurate and complete description of the facts and circumstances concerning the proposed transaction. Any changes to the facts, representations, or documents referred to in this opinion may affect the conclusions stated herein.

         In connection with this opinion, we have assumed, with your consent, the following:

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         (1)     BancGroup does not plan to sell or otherwise dispose of any of the stock of Colonial Bank or to liquidate Colonial Bank after the Merger.

         (2) Colonial Bank will continue the historic business of the Bank or will use a significant portion of the historic business assets of the Bank in a business.

         (3) The Bank has no knowledge of any plan or intention on the part of its shareholders to sell or otherwise dispose of the BancGroup common stock to be received by them that would reduce their holdings to a number of shares having, in the aggregate, a fair market value of less than fifty percent of the total fair market value of the Bank common stock outstanding immediately before the Merger.

         (4) As a result of the Merger, each share of the issued and outstanding Bank common stock will be converted into the right to receive BancGroup common stock.

         (5) No fractional shares will be issued in the Merger. In the event fractional shares result in the exchange, the Bank shareholders entitled to fractional shares will be paid cash by BancGroup for their fractional shares.

         (6) The fair market value of the BancGroup common stock to be received by the Bank shareholders will be approximately equal to the fair market value of the Bank stock exchanged therefor.

         (7) The proposed Merger will be effected for substantial non-tax business purposes.

         (8) Colonial Bank will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Bank immediately prior to the Merger. For purposes of this representation, Bank assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Bank immediately preceding the Merger and all payments to dissenters, if any, will be included as assets of the Bank held immediately prior to the Merger.

         (9) The Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

         On the basis of the foregoing and our consideration of such other matters as we have considered necessary, we advise you that, in our opinion, for federal income tax purposes:

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         (1)     The Merger of the Bank with and into Colonial Bank in
accordance with the terms of the Agreement will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368 (a)(2)(D) of the Code. The Bank, Colonial Bank and BancGroup will each be a "party to a reorganization" under Section 368(b) of the Code.

         (2) No gain or loss will be recognized by the Bank upon the transfer of its assets and liabilities to Colonial Bank. Sections 357(a) and 361(a) of the Code.


         (3) No gain or loss will be recognized by Colonial Bank upon the receipt of the assets and liabilities of the Bank. Section 1032(a) of the Code. As a result of the Merger, the Bank's bad debt reserve, if any, will be recaptured, resulting in recognition of income by Colonial Bank in an amount equal to the Bank's bad debt reserve, generally over a period of six (6) years.

         (4) The basis of the assets of the Bank acquired by Colonial Bank will be the same as the basis of the assets in the hands of the Bank immediately prior to the Merger. Section 362(b) of the Code.

         (5) The holding period of the assets of the Bank in the hands of Colonial Bank will include the period during which such assets were held by the Bank. Section 1223(2) of the Code.

         (6) A Bank shareholder who exchanges shares of Bank stock for a combination of BancGroup common stock and cash as described in the Agreement shall recognize gain, if any, but in an amount not in excess of the sum of such cash received. The amount of the gain realized will be the excess of (a) the sum of (i) the amount of cash received and (ii) the fair market value of the shares of BancGroup common stock received, over (b) the tax basis of the shares of Bank stock exchanged therefore. No loss shall be recognized. Sections 356(a)(1), (c).

         (7) Any gain recognized by a shareholder of the Bank will be characterized as a capital gain if the Bank stock is a capital asset in the hands of such shareholder and the receipt of the cash does not have "the effect of the distribution of a dividend" within the meaning of Section 356 (a)(2) of the Code as interpreted by the United States Supreme Court in Commissioner v. Clark, 489 U.S. 726 (1989). Pursuant to Clark, it will be assumed that BancGroup issued all stock to each of the Bank shareholders and then BancGroup redeemed a portion of such stock for the amount of cash that was actually issued. If that hypothetical redemption satisfies any of the tests of Section 302(b) of the Code, the hypothetical redemption will be treated as an exchange. Otherwise, the receipt of the cash will be treated as a dividend under Section 356(a)(2) of the Code. In the present case, the Bank shareholders should be able to satisfy one or more of the tests of Section 302(b) of the Code. However, the application of such provisions is dependent upon each shareholders' facts and circumstances and is affected by the attribution rules of Section 318 of the Code. Consequently, shareholders should seek independent tax advice as to the tax effect of the Merger, including the receipt of the cash, to them.

         (8) A dissenting Bank shareholder, who is not deemed to own any shares of BancGroup under the constructive ownership rules of Section 318 of the Code (see the discussion below of Section 318 of the Code), and who receives only cash in exchange for his shares of Bank stock, will recognize gain or loss equal to the difference between the amount of cash received and the

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shareholder's basis in the shares of Bank stock surrendered.  Section 1001 of the Code. Such gain or loss will be capital gain or loss if the shares are capital assets in the hands of the shareholder.


         (9) The constructive ownership rules of Section 318 of the Code apply in determining whether the receipt of cash has "the effect of the distribution of a dividend" and whether a dissenting Bank shareholder who actually has received all cash is deemed to have received a combination of cash and BancGroup common stock. Under these rules, shares subject to options and shares owned (or, in some cases, constructively owned) by members of the shareholder's family, and by related entities (such as corporations, partnerships, trusts, and estates) in which the shareholder, a member of his family, or a related entity has an interest may be counted as owned by the shareholder. Similarly, an entity may be treated as owning shares owned by related persons or entities (such as shareholders, partners, or beneficiaries).

         (10) The tax basis of the BancGroup common stock received by a Bank shareholder will be the same as the adjusted tax basis of the shares of Bank stock exchanged, decreased by the amount of cash received and increased by the amount treated as a dividend and the amount of gain recognized on the exchange.
Section 358(a)(1) of the Code.

         (11) The holding period of the BancGroup common stock received by a Bank shareholder will include the holding period of the shares of Bank stock exchanged therefor if such shares were capital assets in the hands of the exchanging shareholder. Section 1223(1) of the Code.

         (12) Cash received in lieu of a fractional share interest in BancGroup common stock will be treated as received in payment for such interest. Rev. Rul. 66-365, 1966 - 2 C.B. 116. The shareholder will recognize gain or loss equal to the difference between the cash received and the basis of such fractional share interest.

         (13) Payment of cash for fractional shares should not affect the classification of the Merger as a reorganization under Section 368(a) of the Code, even though the total amount of cash paid in the Merger may exceed 50% of the total consideration paid. Though the IRS specifies for advance ruling purposes that no more than 50% of the total consideration may consist of cash or property other than the acquiring corporation's stock, that position is not a rule of substantive law and courts have held that Merger transactions qualified as reorganizations with cash

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and non-stock payments of greater than 50%.  In the present case, the total cash consideration should be only slightly greater than 50% of the total consideration and the Merger should not fail to qualify as a reorganization under Section 368(a) of the Code as a result of cash payments to holders of fractional shares.

                                    Very truly yours,



                                    MILLER, HAMILTON, SNIDER & ODOM, L.L.C.